MANAGEMENT DISCUSSION & ANALYSIS

For the period ended January 31, 2021

Directors and Officers as at March 12, 2021:

Directors:

Gary Arca
Robert Eadie
Jordan Estra Salvador Garcia
Tanya Lutzke
Federico Villaseñor

Officers:

Executive Chairman, Chief Executive Officer & President – Robert Eadie Chief Operating Officer - Salvador Garcia
Chief Financial Officer – Gary Arca
Corporate Secretary – Cory Kent

Contact Name:Gary Arca

Contact e-mail address:garca@starcore.com

TSX Symbol:SAM

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website: www.starcore.com

Starcore International Mines Ltd.

MD&A

January 31, 2021

Form 51-102-F1

STARCORE INTERNATIONAL MINES LTD.

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended January 31, 2021

1.	Date of This Report

This MD&A is prepared as of March 12, 2021.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Starcore International Mines Ltd. (“Starcore”, or the “Company”) for the period ended January 31, 2021.

Monetary amounts throughout this MD&A are shown in thousands of Canadian dollars, unless otherwise stated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, mine site costs; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s minesite and; statements and information regarding the sufficiency of the Company’s cash resources.  Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks, risks associated with foreign operations; risks related to title issues; governmental and environmental regulation; and the volatility of the Company’s stock price.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

2.

Starcore International Mines Ltd.

MD&A

January 31, 2021

Overall Performance

Description of Business

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange (“TSX”). The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions. The Company has interests in properties which are exclusively located in Mexico, USA and Canada.

Financial Highlights for the period ended January 31, 2021:

•	Cash and short-term investments on hand is $4.0 million at January 31, 2021 compared to $2.1 million at April 30, 2020;
•	Gold and silver sales of $6.6 million for the three months ended January 31, 2021 compared to $6.3 million for the three months ended January 31, 2020;
•	Earnings from mining operations of $1.24 million for the three months ended January 31, 2021 compared to earnings of $1.27 million for the three months ended January 31, 2020;
•	Earnings of $0.7 million for the three months ended January 31, 2021 compared to earnings of $22 thousand for three months ended January 31, 2020;
•	Equivalent gold production of 3,063 ounces in the three months ended January 31, 2021 compared to production of 3,425 ounces in the three months ended January 31, 2020;
•	Mine operating cash cost is US$1,042/EqOz for the three months ended January 31, 2021 compared to cost of US$1,022/EqOz for the three months ended January 31, 2020;
•	All-in sustaining costs of US$1,361/EqOz for the period ended January 31, 2021, compared to costs of US$1,494/EqOz for the period ended January 31, 2020;
•	EBITDA(1) of $6,470 for the period ended January 31, 2021 compared to $620 for the period ended January 31, 2020.

Reconciliation of Net Income to EBITDA
For the period ended January 31,	2021	2020
Net income (loss)	$3,767	$(1,871)
Sale of Altiplano	-	39
Income tax expense (recovery)	(263)	(348)
Interest	24	259
Depreciation and depletion	2,942	2,541
EBITDA	$6,470	$620
EBITDA MARGIN(2)	29.8%	3.4%

(1) EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

(2) EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

Starcore International Mines Ltd.

MD&A

January 31, 2021

Recent Event

Sale of Toiyabe Property to IM Exploration Inc.

On March 1, 2021, the Company announced that it has entered into a binding agreement (the “Term Sheet”) with IM Exploration Inc. (CSE: IM) (“IM”) for the assignment of Starcore’s option to acquire a 100% interest (the “Transaction”) in the Toiyabe Gold Project in Lander County, Nevada (the “Project”) from the Optionor, Minquest Ltd. (“Optionor” or “Minquest”).

Subject to completion of the due diligence period, the signing of a Definitive Agreement, customary closing conditions and the consent of Minquest, Starcore will transfer all of its rights and IM will assume all of Starcore’s obligations under Starcore’s current option agreement with Minquest. Following the transfer, IM will have the right to acquire a 100% ownership position in the Project, subject to a 3% net smelter revenue royalty to be retained by Minquest.

As consideration for the transfer of Starcore’s option to acquire the Project, IM will make cash and share payments to Starcore in the following amounts:

•	US$150,000 in cash to be paid upon closing of the Transaction
•

4,100,000 common shares in the capital of IM (each, a “Common Share”) to be issued upon closing of the Transaction subject to a contractual escrow period of twelve (12) months following the date of issuance, with 25% being released every three (3) months, with the first release occurring no later than 3 months after the closing of the Transaction.

Following closing of the Transaction and payments as described above, IM will have the option to exercise its right to earn a 100% ownership position in the Project by making the following cash payments to the Optionor (for an aggregate total of US$760,000):

•	US$100,000 on May 31st, 2021
•	US$120,000 on October 15th, 2021
•	US$140,000 on October 15th, 2022
•	US$400,000 on October 15th, 2023

The Company will also be responsible for annual claim payments due to the U.S. Bureau of Land Management, which totalled US$27,225 in 2020.

Raymond D. Harari, CEO & President of IM Exploration, stated: "We are very excited about the potential of the Toiyabe Project, and to secure a foothold in Nevada's Battle Mountain Trend, North America's most endowed gold belt. This transaction represents an important milestone for IM and its shareholders and opens the door for future growth”.

Technical Notices

The technical contents of this news release were approved by Paul D. Noland, P. Geo, a qualified person as defined by National Instrument 43-101. Mr. Noland is independent of the Company within the meaning of National Instrument 43-101. The Qualified Person has not completed sufficient work to verify the historic information on the Project; particularly the indicated resource; however, given the quality of the historic work and the reputation of Starcore and Minquest believes the historical resources estimates to be both relevant and reliable. The information provides an indication of the exploration potential of the Property but may not be representative of expected results. Historical drill results reported herein have not been verified by the Company, as the historical drill core is no longer available, and hence these results should not be relied upon.

About IM Exploration Inc.

The Company is a mineral exploration company, currently exploring for graphite, gold, and other minerals at its early-stage Mulloy Project in Northern Ontario. From time to time the Company may also evaluate the acquisition of other mineral exploration assets and opportunities.

Starcore International Mines Ltd.

MD&A

January 31, 2021

3.	Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	Twelve months ended April 30, 2020	Twelve months ended April 30, 2019	Twelve months ended April 30, 2018
Revenues	$24,820	$32,795	$27,807
Cost of Sales	(22,836)	(32,759)	(32,735)
Earnings (loss) from mining operations	1,984	36	(4,928)
Administrative Expenses	(4,396)	(4,284)	(5,291)
Allowance for receivables	-	(441)	-
Impairment of Mining Interest, plant and equipment	-	(4,804)	(6,713)
Loss on disposal of E&E asset	-	(82)	(1,013)
Write off Altiplano	(39)
Income tax (expense)/ recovery	(1,178)	(2,229)	5,945
Total loss
(i) Total loss	$(3,629)	$(11,804)	$(12,000)
(ii) Loss per share – basic	$(0.07)	$(0.24)	$(0.24)
(iii) Loss per share – diluted	$(0.07)	$(0.24)	$(0.24)
Total assets	$54,413	$57,005	$64,451
Total long-term liabilities	$10,855	$13,063	$10,609

4.	Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the unaudited consolidated financial statements of the Company and notes attached thereto for the period ended January 31, 2021.

4.1San Martín Mine, Queretaro, Mexico

The San Martin Mine, located approximately 50 km east of the City of Queretaro, State of Queretaro, Mexico, consists of mining concessions covering 6,299 hectares and includes seven underground mining units and four units under exploration. Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007, when it was purchased by the Company.  The Company expects to continue to operate the mine based on the current expected conversion of known resources, and exploration is able to maintain proven and probable reserves replacing those mined with new reserves, such that the total resource remains relatively constant from year to year.

Starcore has staked additional claims near its principal producing gold property, the San Martin gold mine, in Querétaro, Mexico. The geology department has completed a staking initiative that includes new claims to the west of the current mineral rights of the San Martin mine on private property, that holds exploration and development upside. The new surface area covers approximately 710 Ha. The Company has reduced its mineral rights on Ejido land by 7,403 Ha from the previous 12,992 Ha package due to limited mineral discovery potential and to compliment overall cost cutting strategies.

Starcore International Mines Ltd.

MD&A

January 31, 2021

Reserves

The Company completed a Resource estimate “RESERVES AND RESOURCES IN THE SAN MARTIN MINE, MEXICO AS OF SEPTEMBER 30, 2019”, as filed on December 2, 2019, prepared by Erme Enriquez. (the “Technical Report”), which is also available on the Company website www.starcore.com.

Starcore's updated mineral reserve and resource estimate for San Martin contains 14% higher tonnes with 5% lower grades compared to the previous reserve/resource estimate of 2018. This was largely due to Starcore using more conservative estimation parameters consistent with the reserve/resource estimates for the San Martin mine.

All assumptions are listed at the bottom of the reserve and resource table.

1. Reserve cut-off grades are based on a 1.66 g/t gold equivalent.

2. Metallurgical Recoveries of 88% gold and 55% silver.

3. Minimum mining widths of 1.5 meters.

4. Dilution factor of 20%.

5. Gold equivalents based on a 1:81 gold:silver ratio.

6. Price assumptions of $1300 per ounce for gold and $16 per ounce for silver.

7. Mineral resources are estimated exclusive of and in addition to mineral reserves.

Erme Enriquez C.P.G., BSc., MSc., is an independent consultant to the Company. He is a qualified person on the project as required under NI 43-101 and has prepared this technical information.

Production

The following table is a summary of mine production statistics for the San Martin mine for the three months and nine months ended January 31, 2021 and for the previous year ended April 30, 2020:

(Unaudited)	Unit of measure	Actual results	Actual results	Actual results
		3 months ended	9 months ended	12 months ended
		31-Jan-21	31-Jan-21	30-Apr-20
Mine production of gold in dore	thousand ounces	2.7	8.2	11.8
Mine production of silver in dore	thousand ounces	23.8	79.3	121.8
Total mine production – equivalent ounces	thousand ounces	3.1	9.2	13.1

Silver to Gold equivalency ratio		74.2	82.5	90.3

Mine Gold grade	grams/tonne	1.66	1.66	1.82
Mine Silver grade	grams/tonne	22.9	24.7	30.5
Mine Gold recovery	percent	88.8%	88.7%	87.7%
Mine Silver recovery	percent	57.1%	56.8%	54.4%

Milled	thousands of tonnes	57.3	173.1	229.8
Mine development, preparation and exploration	meters	1,798	5,670	7,744

Mine operating cash cost per tonne milled	US dollars/tonne	55	53	66
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,042	1,004	1,149

Number of employees/contractors at minesite		240	240	248

Starcore International Mines Ltd.

MD&A

January 31, 2021

During the quarter ended January 31, 2021, the mill operated at a rate of approximately 631 milled tonnes/calendar day. Gold and silver grades during the quarter ending January 31, 2021 were 1.66 g/t and 22.9 g/t, respectively, compared to the prior year quarter ended January 31, 2020 comparable grades of 1.84 g/t and 30.1 g/t, respectively. Overall equivalent gold production from the mine during the quarter ending January 31, 2021 of 3,063 ounces was lower than the prior year’s quarter production of 3,425 due to lower ore grades and planned production tonnage decrease to 58,029 tonnes compared to 58,316, offset partially by slightly higher gold recovery during the prior year’s quarter. Overall development meters have decreased slightly in the current year, to 5,670 meters, compared to 5,756 meters in the prior period ended January 31, 2020. The development has been consistent with the current calendar year production tonnage budgeted.

Production cash costs of the mine for the three months ended January 31, 2021 were slightly higher at US$1,042/EqOz compared to US$1,022/EqOz in the prior comparable period ending January 31, 2020, due mainly to lower ounces produced in this quarter compared to the prior year. Overall cost per tonne averaged US$55/t, compared to US$66/t in the prior year due mainly to the planned 32% reduction of staff and related processing costs which were made and expensed in the first and second quarters of the prior year totalling approximately US$600,000. The mine plan has been developed to ensure the mine is properly developed and mined so as to ensure a constant supply of ore in accordance with currently planned production capacity and ore grades. Changes to the plan that may involve production and capital investment are continually being assessed by management. Currently, the Company is continuing underground exploration in order to identify higher grade ore zones and has allocated an adequate budget to support year-long exploration.

During the period ended January 31, 2021, the Company incurred approximately US$380 in mine capital expenditures, which includes mine development drifting and drilling, machinery and equipment leases and purchases, and construction and tailings dam remediation, compared to US$487 in the prior comparable period ending January 31, 2020.

4.2 Property Activity

San Martin properties – Queretaro, Mexico

The San Martin mine properties are comprised of mining concessions covering 13,077 hectares. In addition to the ongoing mine exploration and development that is currently being performed in development of the mine, management is continually assessing the potential for further exploration and development of the San Martin properties and continually modifying the exploration budget accordingly.

The mine operates three underground and one surface drill rigs to provide information to assist with mine planning in addition to exploration, with the intent of increasing the reserves and resources on the property, and the Company is budgeting targets of approximately 10,000 metres of underground development and exploration drilling in calendar 2021.

The mine exploration is mainly focused in two areas:

-

The first one being the northwest area of the mine, which is a continuation of the high grade oreshoot that has been the main source in determining the life of the mine.  We are currently developing a drift to get position for the new drilling station that will allow us to continue the exploration of this zone along with the objective to further explore positive drill results from prior manto holes identified in our geological interpretation; and,

-

The second area is in the eastern part of the mine where we have identified 4 positive holes. Similar to the northwest zone, we are developing a drift to reach these holes and, at the same time, we are developing to get position for the drilling station to continue the exploration of this zone.

Salvador Garcia, Chief Operating Officer, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the San Martin Mine disclosed in this MD&A.

Sale of Altiplano Processing Plant, Matehuala, Mexico

In August, 2015, the Company acquired Cortez Gold Corp. in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia), which owned Altiplano and its facility, which processes third party gold and silver concentrate in Matehuala, Mexico. The Company accepted an offer on July 5, 2019, to purchase 100% of the shares of Altiplano for US$1.6 million payable in quarterly installments to May 31, 2020 (full payment

Starcore International Mines Ltd.

MD&A

January 31, 2021

received). As a result, the Company recorded an impairment of $4,804 to the Statements of Operations and Comprehensive Loss during the year ended April 30, 2019, and $39 expensed to the income statement in the year ending April 30, 2020.

American Consolidated Minerals Corp.

On December 1, 2014, the Company, by plan of arrangement, acquired American Consolidated Minerals Corp. (“AJC”). Pursuant to the acquisition of AJC, the Company acquired the right to properties, of which one is still owned and maintained as follows:

Toiyabe, Nevada, USA

The Company acquired the right to a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest Ltd. (“MinQuest”). Consideration to be paid for the interest is USD$900 (payable over 5 years commencing October 15, 2018) and the Company incur total exploration expenditures of USD$1,025 on the property (incurred) as agreed by MinQuest. Annual payments commencing October 15, 2018 are $60 (paid), $80 (paid), $100 (deferred to May 31, 2021), $120, $140 and $400 respectively.  The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2 million per each 1% of the royalty.

During the period ending October 31, 2016, the Company completed Phase 1 drilling on the Toiyabe property. A total of 3,011 meters of RC/core were drilled in 15 holes. Shallow RC drill holes have identified a possible extension of the near-surface resource and the first deep core hole has identified high-grade gold mineralization (1.5 m of 12.9 g/t Au) at depth.

Reverse Circulation (RC) drilling, including two pre-collar holes, consisted of fifteen holes for a total footage of 2,537 meters.  Core drilling totalled 474 meters in two holes.  A summary of assay results received to date and a map of drill hole locations can be found on the Company website https://www.starcore.com .

Assays from T-1601C, the first deep core hole, show a broad mineralized zone from 254 to 294 meters (40 m) which averages 1.3 g/t Au. This zone includes 3 meters of 7.7 g/t Au (255.4-258.4 m) or 1.5 meters of 12.9 g/t Au (255’4-256.9 m).  The mineralized intervals coincide closely with highly altered breccia within broad fault zones.

The RC program targeted a combination of resistivity high anomalies as well as offsets and extensions to mineralization associated with the Courtney fault zones. A near-surface NI43-101 resource of 173,562 contained ounces of gold was published in 2009. Fifteen of the initially proposed RC holes were completed for a total drilling footage of 2,537 meters. Seven of the fifteen RC holes were lost short of targeted horizons.  Even with these drilling limitations, fourteen of the fifteen RC holes encountered anomalous gold values as shown in the table above.

All RC drilling samples are collected in 1.5 meter intervals, logged and securely shipped to ALS Chemex Labs Inc. in Reno, Nevada to be analyzed for gold and silver by fire assay.  A second sample split is kept on site for possible re-testing or future metallurgy. Standards and blanks are included with the sample submittals and numerous repeat assays conducted. The core is logged, sample intervals marked on the core either in 1.5 meter lengths or geologic/structural breaks, sawed and half core assayed the same as the RC procedure mentioned above.

Paul D. Noland, Certified Professional Geologist (#11293) is the Qualified Person who has prepared and reviewed the technical information on the Toiyabe property in accordance with NI 43-101 reporting standards.

On March 1, 2021, the Company announced that it has entered into a binding agreement with IM Exploration Inc. for the assignment of Starcore’s option to acquire a 100% interest in the Toiyabe Gold Project from the Optionor. Please see Section 2.0 – Recent Event.

Creston Moly

On February 19, 2015, the Company acquired all of the shares of Creston Moly from Deloitte Restructuring Inc. in its capacity as trustee in bankruptcy of Mercator Minerals Ltd. at a purchase price of CDN $2 Million. In June, 2011, Mercator Minerals Ltd. (“Mercator”), a TSX listed company, acquired Creston Moly in a cash and shares deal valuing Creston Moly at approximately $194 million. BMO Capital Markets, financial advisor to Creston Moly and its Board, provided a fairness

Starcore International Mines Ltd.

MD&A

January 31, 2021

opinion to the effect that the consideration (of $194 million) was fair, from a financial point of view, to the shareholders of Creston Moly.1 The most significant asset in this acquisition was the El Creston project in Sonora, Mexico which had been advanced to a completed Preliminary Economic Assessment ("PEA"). Creston Moly is a British Columbia company that owns, through its subsidiaries, a 100% interest in the following properties:

Ajax, British Columbia, Canada2

Ajax Molybdenum Property is comprised of 11,718 hectares and is located 13 km north of Alice Arm, British Columbia.   The Ajax Property, one of North America's largest undeveloped molybdenum deposits occupying a surface area of approximately 600 by 650 metres, is a world class primary molybdenum property in the advanced stage of exploration.

El Creston Project, Sonora, Mexico3

The El Creston molybdenum property is located in the State of Sonora, Mexico, 175 kilometres south of the US Border and 145 kilometers northeast of the city of Hermosillo. In 2010, a PEA was prepared on the property based on zones of porphyry-style molybdenum (“Mo”)/Copper (“Cu”) mineralization by an independent consulting firm. The result of this study indicated that the El Creston molybdenum-copper deposit had a US $561.9million net present value after tax (using an 8% discount rate).  The internal rate of return (after tax) was calculated to be 22.3% and a capital cost payback was calculated to be four years. Other highlights of the report include:

•

Large moly-copper deposit in a mining-friendly jurisdiction.  Total Measured and Indicated Resources of 215 million tonnes grading 0.071% Mo and 0.06% Cu, containing 336 Mlbs Mo and 281 Mlbs Cu.  Mineral resources that are not mineral reserves do not have demonstrated economic viability;

•	Initial Capital cost: US$655.9million with payback of 4 years, based on metal prices of $15/lb Mo and $2.60/lb Cu. Metal recoveries were estimated at 88% for Mo and 84% for Cu;
•

Low Operating Cost:  operating cost of $US4.12/lb Mo, net of copper credits, 0.84:1 waste to ore strip ratio within an optimized pit containing an additional 7.6 million tonnes of Inferred Resources responsible for $20M of the NPV;

•	Excellent infrastructure: Road accessible with a 230kV power grid within 50 km;
•

Apart from the PEA, recommendations have been made to test known mineralization below the current pit-limiting “Creston Fault” where results such as drill hole EC08-54 returned 241.4m at 0.083% Mo and 0.059% Cu to a depth of 495m in the Red Hill Deep zone.

David Visagie, P.Geo., an independent consultant, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the El Creston Project disclosed in this report.

Impairment of Mining Interest

In determining the recoverable amounts of the Company’s mining interests, the Company’s management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about gold’s selling price, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

4.3	Results of Operations

The Company recorded earnings for the nine months ended January 31, 2021 of $3,767 compared with loss of $1,871 for the comparative period ended January 31, 2020. The details of the Company’s operating results and related revenues and expenses are as follows:

For the period ended January 31,	2021	2020	Variance

Revenues
Mined ore	$21,676	$18,468	$3,208

Cost of Sales
Mined ore	(12,308)	(14,918)	2,610
Depreciation and depletion	(2,981)	(2,451)	(530)

Total Cost of Sales	(15,289)	(17,369)	2,080

Earnings from mining operations	6,387	1,099	5,288

Financing costs (net)	(123)	(421)	298
Foreign exchange loss	(625)	(233)	(392)
Management fees and salaries	(963)	(904)	(59)
Office and administration	(433)	(725)	292
Professional and consulting fees	(484)	(736)	252
Pre-exploration costs	(24)	-	(24)
Transfer agent and regulatory fees	(166)	(61)	(105)
Shareholder relations	(65)	(199)	134

Earnings (loss) before taxes and other losses	3,504	(2,180)	5,684

Other Losses
Sale of Altiplano	-	(39)	39

Income tax recovery
Deferred	263	348	(85)

Earnings (loss) for the period	$3,767	$(1,871)	$5,638

Overall, revenue from mining operations increased by $3,208 for the period ended January 31, 2021 compared to the comparative period ended January 31, 2020, due mainly to higher gold and silver prices, partially offset by lower metal production and ore grade processed in the current period compared to the prior comparable period.

Sales of metals for mining operations for the period ended January 31, 2021 approximated 7,963 ounces of gold and 78,460 ounces of silver sold at average prices in the period of US$1,843 and US$21.97 per ounce, respectively. This is a decrease in sale of gold and silver ounces when compared to the prior comparable period ended January 31, 2020 where sales of metal approximated 8,673 ounces of gold and 94,285 ounces of silver, however, sold at much lower average prices of US$1,459 per ounce for gold and US$16.72 per ounce for silver.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $2,981 compared to $2,451 in the prior comparable period ending January 31, 2020, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management. The increase is largely due to an increase in amortization of the leases on mobile equipment in accordance with the change to IFRS 16, offset partially by the reduction of production tonnage calculated over the total resource.

[1]

The information in this report relating to the acquisition of Creston Moly by Mercator has been drawn from documents filed under the Creston Moly Corp. issuer profile on SEDAR, more specifically:  Creston’s Management Information Circular dated May 9, 2011 and filed on SEDAR on May 16, 2011, and Creston’s news release of June 6, 2011 as filed on SEDAR on June 7, 2011.

[2]

Technical information in this report relating to the Ajax Project is based on the NI 43-101 Resource Estimate Press Release entitled “Tenajon Announces 75% Increase in Indicated Molybdenum Resources at Ajax Project”, dated May 15, 2008 and the technical report entitled “Update of Resource Estimation, Ajax Property, Alice Arm, British Columbia”, dated April 18, 2007, both of which are filed under the Tenajon Resources Corp. issuer profile on SEDAR.

[3]

The technical information in this MD&A relating to the El Creston Project is based on the technical report entitled “Preliminary Economic Assessment, El Creston Project, Opodepe, Sonora, Mexico”, dated December 16, 2010, filed under the Creston Moly Corp. issuer profile on SEDAR..  Information regarding the effective date of the mineral resources, key assumptions, parameters and methods used to estimate the mineral resources, and known risks that materially affect the mineral resources can be found in the technical report.

Starcore International Mines Ltd.

MD&A

January 31, 2021

For the period ending January 31, 2021, the Company had gross profit of $6,387 from mine and concentrate operations compared to gross profit of $1,099 for the period ended January 31, 2020. The higher gross profit was due mainly to the cost savings measure taken in the first two quarters of the prior year, as discussed previously, whereby the Company reduced its staff by 32% at the San Martin Mine incurring severance costs of approximately US$600,000 related to the staff reduction. The higher tonnes processed, the higher recovery for gold, the higher overall metal prices during this period combined with the planned lower overall mine processing costs resulted in much higher gross profit from mined ore.

Other Items

Changes in other items for the period ended January 31, 2021, resulted in the following significant changes from the period ended January 31, 2020:

•

Financing costs during the period decreased by $298 primarily due to repayment of the US$1,000 loan in the prior year fourth quarter and the repayment of the $3,000 principal of Bonds outstanding in June of this period;

•	Office and administration decreased by $292 due to lower corporate costs relating to general regulatory administration in the current year and due to the sale of Altiplano;
•	Management fees and salaries increased by $59 mainly due to the increase in RSU/ DSU liability accrued based on the increased price of the Company’s shares on the TSX;
•

Foreign exchange loss increased by $392 for the period ended January 31, 2021. The increase relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations, and may be realized or unrealized at the period end;

•

Professional and consulting fees decreased by $252 to $484 for the period ended January 31, 2021. Professional fees relate primarily to charges in relations to legal, tax and audit fees and decreased mainly due to costs related to the sale of Altiplano in the prior year;

•	Deferred Income Tax (“DIT”) decreased by $85 due mainly to the difference in asset base of the underlying amounts that determine the temporary differences from year to year.

Sustaining Costs

In conjunction with a non-GAAP initiative being undertaken within the gold mining industry, the Company has adopted an “all-in sustaining cash cost” (“AISC”) non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold; however this performance measure has no standardized meaning. As the measure seeks to reflect the full cost of equivalent gold production from current mining operations, new project capital is not included in the calculation. This measure includes San Martin mining operations coupled with related capital costs. Accordingly it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis based solely on sales of metal from the San Martin mining operations:

(In Canadian Dollars unless indicated)	Sustaining Costs (in 000’s)		Sustaining Costs Per Ounce (in $/oz)
For the period ended January 31,	2021	2020	2021	2020

Total cost of sales cash costs[1]	$12,308	$14,918	$1,383	$1,529
Total corporate and administration cash costs[1,2]	2,068	2,625	233	269
Foreign exchange loss	625	233	70	24
Reclamation and closure accretion	64	80	7	8
Sustaining capital expenditures and exploration	967	1,422	109	146

All-in sustaining cash costs	16,032	19,278	1,802	1,976
Foreign exchange adjustment	(3,924)	(4,704)	(441)	(482)

All-in sustaining USD cash costs	$12,108	$14,574	$1,361	$1,494

Total equivalent ounces sold	8,898	9,754

1 Excludes non-cash depletion and depreciation of $3,010 from cost of sales and from corporate and administration costs for the period ended January 31, 2021 (January 31, 2020: $2,451).

2 Includes share-based compensation of $211 for the period ended January 31, 2021 (January 31, 2020: $47).

Starcore International Mines Ltd.

MD&A

January 31, 2021

The AISC of US$1,361/EqOz is lower than the prior period comparable amount of US$1,494/EqOz due mainly to the cost of reducing employees by 32% in the first and second quarters of the previous year in order to reduce production tonnage while processing higher grade ore. This amount does represent an increase over the prior 2 quarter average of US$1,276/EqOz due to the lower metal production in the current quarter coupled with higher processing costs.

Cash Flows

Cash inflow from operating activities was $6,904 during the period ended January 31, 2021, compared to a cash inflow of $425 for the comparative period ended January 31, 2020. Cash flows from operating activities were determined by removing non-cash expenses from the earnings and adjusting for non-cash working capital amounts. Financing activities resulted in an outflow of $3,746 due to the repayment of the Bonds and the associated interest, and to lease payments. Cash outflow from investing activities was $992 due to the Company spending $967 on investment in mining interest, plant and equipment, $294 on investment in exploration and evaluation assets, offset by proceeds from the sale of Altiplano of $269. Overall cash increased during the period ended January 31, 2021 by $2,166.

Investor Relations Activities

During the period ended January 31, 2021, the Company responded directly to investor inquiries.

Financings, Principal Purposes & Milestones

During the period ended January 31, 2021, the Company did not have any financings.

5.	Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q3 31-Jan-21	Q2 31-Oct-20	Q1 31-Jul-20	Q4 30-Apr-20
Total Revenue	$6,614	$6,972	$8,090	$6,352
Earnings from mining operations	$1,236	$2,225	$2,926	$885
Earnings (loss) for period	$652	$1,452	$1,663	$(1,758)
Per share – basic and diluted	$0.01	$0.03	$0.03	$(0.03)
	Q3 31-Jan-20	Q2 31-Oct-19	Q1 31-Jul-19	Q4 31-Apr-19
Total Revenue	$6,275	$5,804	$6,389	$6,897
Earnings (loss) from mining operations	$1,269	$(220)	$50	$(125)
Earnings (loss) for period	$22	$(1,062)	$(831)	$(1,880)
Per share – basic and diluted	$0.00	$(0.02)	$(0.02)	$(0.04)

Discussion

The Company reports earnings of $651 for the quarter ending January 31, 2021 compared to $22 in the comparative quarter ended January 31, 2020. For more detailed discussion on the quarterly production results and financial results for the quarter ended January 31, 2021, please refer to Sections 4.1 and 4.3 under “Results of Operations”.

6.	Liquidity and Commitments

The Company expects to continue to receive income and cash flows from the mining operations at San Martin (section 4.1).  Management expects that this will result in sufficient working capital and liquidity for the Company for the next twelve months.

Starcore International Mines Ltd.

MD&A

January 31, 2021

As at January 31, 2021, the Company had the following commitments:

a)

The Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2025, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.

b)

The Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $260 per year increasing over the next 5 years for the AJC properties.

c)	The Company has management contracts with officers and directors totaling $450 per year, payable monthly, expiring in April 2022 and US$236 per year, payable monthly, expiring in August 2021.

Obligations due within twelve months of January 31,	2022	2023	2024	2025 and beyond

Trade and other payables	$2,452	$-	$-	$-
Reclamation and closure obligations	$-	$-	$-	$1,133

7.	Capital Resources

The capital resources of the Company are the mining interests, plant and equipment, with an amortized historical cost of $30,982 as at January 31, 2021. The Company is committed to further expenditures of capital required to maintain and to further develop the San Martin mine which management believes will be funded directly from the operating cash flows of the mine.

8.	Off Balance Sheet Arrangements

The Company has no off-balance sheet transactions.

9.	Transactions with Related Parties

N/A

10.	Third Quarter

Due to mine operating activity of the San Martin mine discussed throughout this MD&A and as detailed in Section 4.1, the operations and activities are similar to previous quarters which are discussed in Section 4.3 – Results of Operations.

11.	Proposed Transactions

N/A

12.	Critical Accounting Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in the Company’s profit or loss in the period of the change, if it affects that period only, or in the period of the change and future periods, if it affects both.

Information about critical judgements in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the current financial period are discussed below:

Starcore International Mines Ltd.

MD&A

January 31, 2021

a)	Economic Recoverability and Profitability of Future Economic Benefits of Mining Interests

Management has determined that mining interests, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

b)Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided for. The inflation rate applied to estimated future rehabilitation and closure costs is 3.5% and the discount rate currently applied in the calculation of the net present value of the provision is 8%.

c)Impairments

The Company assesses its mining interest, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

d)Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recuperated.

e)Mineral Reserves and Mineral Resource Estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mining reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Starcore International Mines Ltd.

MD&A

January 31, 2021

f)Units of production depletion

Estimated recoverable reserves are used in determining the depreciation of mine specific assets. This results in depreciation charges proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumption, including the amount of recoverable reserves and estimate of future capital expenditure. Changes are accounted for prospectively.

g)Shared-based Payments

The Company measures the cost of equity-settled transactions with employees, and some with non-employees, by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.

This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, expected forfeiture rate, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the notes.

13.	Changes in Accounting Policies

N/A

14.	Financial and Other Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the unaudited consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The primary currency the Company exposed to is the United States dollar which is also the functional currency of the San Martin Mine. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At January 31, 2021 the Company had the following financial assets and liabilities denominated in CDN and denominated in Mexican Pesos:

In ‘000 of	CAD$	MXN$

Cash	$482	MP 2,327
Other working capital amounts - net	$(192)	MP 10,808

At January 31, 2021, US dollar amounts were converted at a rate of $1.3251 Canadian dollars to $1 US dollar and MP were converted at a rate of MP21.4883 to $1 US Dollar.

Other

15.1	Disclosure of Outstanding Share Capital as at March 12, 2021

	Number	Book Value
Common Shares	49,646,851	$50,725

Starcore International Mines Ltd.

MD&A

January 31, 2021

There are no options outstanding nor any granted subsequent to January 31, 2021.

The following warrants were outstanding and exercisable to purchase one common share for each warrant held:

Number of	Exercise
Warrants	Price	Expiry Date

250,000	$0.30	March 7, 2022
3,000,000	$0.20	June 18, 2021

3,250,000	$0.21

15.2	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of audited consolidated financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual consolidated financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s period ended January 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.